

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

> **Re:** **CONMED Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed by Voce Catalyst Partners LP et al.**
> **Filed August 19, 2014**
> **File No. 000-16093**

Dear Mr. Plants:

We have reviewed your filing and have the following comment.

General

1. Please advise how you determined that it was appropriate to refer to Mr. Mandia as a "local" olive oil importer, or refrain from making such statements in future filings.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Ariana Zikopoulos, Esq.
Schulte Roth & Zabel LLP